November 6, 2014

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wolverine World Wide, Inc.
Form 10-K for the Year Ended December 28, 2013
Filed February 25, 2014
Form 10-Q for the Interim Period Ended June 14, 2014
Filed July 22, 2014
File No. 001-06024

Dear Ms. Jenkins:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 23, 2014, regarding the Form 10-K for the fiscal year ended December 28, 2013 filed by Wolverine World Wide, Inc. (the “Company,” “Wolverine,” “we” or “us”), on February 25, 2014 (the “Form 10-K”) and the Form 10-Q for the period ended June 14, 2014 filed on July 22, 2014 (the "Form 10-Q"). Each of the Staff's comments are set forth below, followed by the Company's corresponding response.

Form 10-Q for the Interim Period Ended June 14, 2014

Note 15 – Subsequent Event, page 20

1.
We note your disclosures regarding the realignment of your consumer-direct operations including your plans to close approximately 140 retail stores over the next 18 months. We understand based on your comments made on your second quarter earnings call held on July 15, 2014, that a majority of the closures relate to your Stride Rite stores. Please address the following points:

•	Identify the reporting units that are affected by the plan and quantify the balance of goodwill that you have allocated to these reporting units.

•
Tell us how you considered the realignment and anticipated store closures as a possible triggering event under both FASB ASC 350-20-35-30 and ASC 350-30-35-18 in determining whether interim tests for impairment were necessary.

•	To the extent that you have performed an interim impairment test of your goodwill or indefinite-lived intangibles, please provide the results of your tests.

WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

Ms. Tia L. Jenkins
Securities and Exchange Commission
November 6, 2014

Response:

The realignment of the Company's consumer-direct operations (the "2014 Plan") involves the closure of approximately 140 retail stores, including (a) approximately110 Stride Rite stores, 3 Sperry Top-Sider stores and 2 Keds stores, which are included in the Lifestyle Group reporting unit, (b) approximately 22 stores included within the Multi-brand Consumer-Direct reporting unit and (c) approximately 3 Merrell stores included within the Performance Group reporting unit. The Company's remaining reporting units are not impacted by the 2014 Plan. The amount of goodwill carried by each of the Company's reporting units as of June 14, 2014 is noted below:

(In millions)
Reporting Unit	Goodwill
Lifestyle Group	$327.9
Performance Group	92.8
Heritage Group	24.1
Multi-brand Consumer-Direct	—
Wolverine Leathers Division	—
Total	$444.8

We evaluated the impact of the 2014 Plan on goodwill and indefinite-lived intangibles under the guidance provided by ASC 350-20-35-30 and ASC 350-30-35-18, and concluded the 2014 Plan represented a triggering event requiring an interim test for impairment. The 110 Stride Rite retail stores included in the Lifestyle Group reporting unit, along with the “Stride Rite” trade name, were acquired by the Company as part of the acquisition of the Performance & Lifestyle Group (“PLG” or “the PLG Acquisition”) in fiscal 2012. The Stride Rite indefinite-lived trade name was valued at $17.5 million as part of the purchase accounting for the PLG Acquisition using a “relief from royalty” methodology.

While the Stride Rite store closures represent a triggering event, we do not expect future sales of Stride Rite branded products to be significantly impacted as result of the 2014 Plan because we expect sales that would have occurred at the stores to be closed to transfer to other existing retail stores or through other retail distribution channels, including the Company’s owned ecommerce websites. Accordingly, our updated impairment analysis for the Stride Rite trade name using the relief of royalty methodology continues to support the trade name’s $17.5 million carrying value.

The 22 stores included in the Multi-branded Consumer-Direct reporting unit to be closed were not acquired by the Company. Instead, these stores were established by the Company in the ordinary course of business. As a result, there is no indefinite-lived intangible asset recognized in the Company’s financial statements that would be impacted by these store closures.

We also considered the 2014 Plan’s impact on the value of goodwill allocated to the Lifestyle Group reporting unit. In the Company’s fiscal 2013 annual goodwill impairment test, the Company concluded that the fair value of the reporting unit exceeded its carrying value by 62 percent. When the 2014 Plan was announced, we performed a qualitative assessment of the Lifestyle Group reporting unit’s goodwill and determined that it was more likely than not that the goodwill of this reporting unit was not impaired due to the significant excess of fair value over the carrying value of the Lifestyle Group reporting unit, together with (i) the expected lack of a significant negative impact on sales due to the 2014 Plan, as discussed above, (ii) an expected improvement in cash flows given the closure of unprofitable stores and other changes to certain consumer-direct support functions, and (iii) the lack of other meaningful changes in the reporting unit’s operations.

Ms. Tia L. Jenkins
Securities and Exchange Commission
November 6, 2014

As requested in the Staff's letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K or Form 10-Q, please direct them to me by phone at 616-863-4404 or by email at don.grimes@wwwinc.com.

Sincerely,

/s/ Donald T. Grimes
Donald T. Grimes
Senior Vice President, Chief Financial Officer and Treasurer